August 29, 2023

Attention:

Mr. Ben Phippen

Mr. John Spitz

Ms. Madeleine Mateo

Ms. Tonya Aldave

Mr. Christian Windsor

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, N.E. Washington, D.C. 20549

Re:	Cheche Group Inc. (CIK No. 0001965473)

Registration Statement on Form F-4 (Registration No. 333-273400)

Dear Ladies and Gentlemen,

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, Cheche Group Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced registration statement on Form F-4, as amended (the “F-4 Registration Statement”), be accelerated to, and that the F-4 Registration Statement become effective at, 10:00 a.m., Eastern Time on August 30, 2023, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the F-4 Registration Statement in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation.

Very truly yours,

Cheche Group Inc.

By:	/s/ Lei Zhang
Name:	Lei Zhang
Title:	Director and Chief Executive Officer